December 10, 2002

Saxon Oil Company	Sovereign Resources, Inc.
Steven D. Saxon, V.P	Mr. Bill O. Wood
5950 Berkshire Lane, Suite 580	333 Cedar Street, Suite 300
Dallas, TX 75225	Abilene, TX 79601

William A. Montgomery	Gregg Engles
Limited Partner	2515 McKinney Ave., Suite 1200
Four 88 L.P	Dallas, TX 75201
500 Crescent Court
Dallas, TX 75201

RE: Acquisition of certain Premier properties and Lasley Prospect, Area of Mutual Interest (AMI) -
Sections 3,9,10,11,13,14,15,16,21,22 T10N-R13W, Caddo Co.

Gentlemen:

This letter agreement sets forth the terms and conditions whereby Saxon Oil Company, Gregg Engles, Four 88 Limited Partnership, and Sovereign Resources, Inc., agree to purchase, with Western Oil and Gas Development Corp., as Project Operator, collectively referred to as the Acquiring Parties, certain oil and gas properties of Premier Energy LLC, as more fully identified on Exhibit A (the “Subject Properties”), and also participate in the acquisition of additional acreage, additional working or royalty interest purchases, and farm-ins in the area of mutual interest (AMI), and the subsequent drilling of development wells within said AMI. All operations will be conducted pursuant to the modified A.A.P.L Form 610-1982 Model Form Operating Agreement, or if applicable, the operating agreement that currently governs operations of the Subject Properties.

If the following terms and conditions are acceptable please sign in the designated space provided below:

(1)
The Acquiring Parties authorize Western to offer for purchase a maximum of $950,000 for the Exhibit A properties, substantially in accordance with the terms and conditions of the Purchase and Sale Agreement as initially provided by Premier Energy, LLC. Said offer to be made to Premier only after acceptance of this agreement by all parties.

(2)	Western will make its best effort to acquire bank financing for a portion of the production acquisition, and facilitate that process to the best of its ability.
(3)
The Acquiring Parties agree to pay 100% of the costs, each party in accordance with the percentages outlined in paragraph 10 of this agreement, of the Premier Asset Acquisition, including closing costs, expenses incurred for due diligence, and any associated out of pocket costs.

(4)
The Acquiring Parties agree to make available an initial cash down payment, in an amount not greater than 10% of the purchase price of the assets, by December 11, 2002. The cash down payment will be made upon execution of a Purchase and Sale Agreement with Premier, and will only be refundable upon an event of failure of the seller to close the transaction. The balance of the purchase price will be made available to Western via wire transfer upon completion of the due diligence process, or no later than 12:00 noon, Friday, January 3, 2003. Closing under the Purchase and Sale Agreement is expected to be during the first full week of January 2003, unless extended.

(5)	The Acquiring Parties will be granted assignments of the acquired Premier assets, and receive production revenue from the wells proportionate to the interest subscribed to herein.
(6)
The Acquiring Parties agree to pay their proportionate share of the costs of all additional acreage acquired within the AMI, including without limitation any farm in acreage, acquisition costs of additional interest, and ongoing land and legal expenses requisite to the development of the Lasley prospect. The amount of additional acreage and interest purchases are expected to be not less than $300,000 or greater than $400,000, and will be billed to each Partner, at actual cost on going, as incurred. Therefore, it is projected that should the maximum of $950,000 be paid for the Premier Acquisition and an anticipated maximum of $400,000 for the additional acreages costs, the total lease costs would not exceed $1,350,000. Said estimated $1,350,000 total would be prior to any production loan obtained. The Acquiring Parties, will then own approximately 3,600 net acres (56%) of the 6,400-acre prospect. The actual acreage owned or controlled may be higher or lower based upon prevailing rates at the time of purchase, and will vary from section to section. Western agrees to keep each Acquiring Partner apprised of the status of leasing activity on a regular basis. From time to time Western shall propose the acquisition of additional acreage of additional interests within the AMI. Western shall submit to the Acquiring Parties a proposal and cost estimate for such acquisition. The Acquiring Parties will have 15 days within which to elect to participate in said acquisition and will be invoiced for the estimated costs. The Acquiring Parties shall have a further 15 days following receipt of such invoice(s) within which to pay Western for these estimated costs to be incurred. Western shall account for these expenditures on a monthly statement. In the event an Acquiring Party does not elect to acquire and pay for their share of such acreage or interest, the acreage or interest shall then be offered on a pro rata basis to the remaining Acquiring Parties, who shall then have an additional 15 days within which to pay for said acreage or interest.

(7)
The Acquiring Parties agree to pay for their proportionate shares of the actual costs of drilling and completing two (2) initial test wells at locations to be determined by mutual consent, to a depth sufficient to fully penetrate and test the deepest Red Fork Sandstone in the AMI.

(8)
The Acquiring Parties agree that Western shall receive a three percent (3%) overriding royalty, in those oil and gas leases acquired (including leases acquired by farm-in or otherwise) with a minimum net revenue interest delivered to the Acquiring Parties of not less than 75%. Western will not be entitled to an overriding royalty on existing producing well bores, except in those cases in which additional drilling is undertaken for the purpose of sidetracking or deepening the well to a different bottom hole location.

(9)
The Acquiring Parties agree that Western will receive a 20% working interest back in after payout, from the interest owned by the Acquiring Parties, on the entire project. Payout being defined as that point in time when the Acquiring Parties shall have recouped 100% of the production acquisition, acreage, drilling, completion, and operating costs expended upon all activities within the AMI, from the production or sales revenues derived from all wells within the AMI. It is further agreed that Western will be reimbursed for all actual expenses incurred by Western on the Lasley Project, i.e. geological, land, and legal expense in proportion to the interest subscribed below.